EXHIBIT 12

AMPHENOL CORPORATION

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Amphenol Historical

	Year Ended December 31,
	2002	2001	2000	1999	1998
Income from continuing operations before income taxes and extraordinary items	$122,662	$135,355	$173,218	$76,170	$63,983
Non-recurring acquisition expenses	—	—	—	—	—
Undistributed earnings of investments	—	—	—	—	—
	122,662	135,355	173,218	76,170	63,983

Fixed charges:
Interest	45,930	56,099	61,710	79,297	81,199
Other financing fees	1,826	3,888	5,527	3,851	4,121
Appropriate portion of rentals representative of the interest factor	5,330	5,582	5,804	5,298	4,642
Total fixed charges	53,086	65,569	73,041	88,446	89,962

Earnings from continuing operations before undistributed earnings of investments, income taxes, fixed charges and extraordinary items	$175,748	$200,924	$246,259	$164,616	$153,945

Ratio of earnings to fixed charges	3.3x	3.1x	3.4x	1.9x	1.7x